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Exhibit 99.6

CONSOLIDATED FINANCIAL STATEMENTS

TripAdvisor, Incorporated
Period From January 1 Through April 27, 2004

TripAdvisor, Incorporated
Consolidated Financial Statements
Period From January 1 Through April 27, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors
TripAdvisor, Incorporated

        We have audited the accompanying consolidated statement of operations and cash flows of TripAdvisor, Incorporated (a Delaware corporation) and subsidiary (the Company) for the period from January 1 through April 27, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of TripAdvisor, Incorporated and subsidiary for the period from January 1 through April 27, 2004 in conformity with accounting principles generally accepted in the United States.

                                                                                                  /s/ Ernst & Young LLP

Boston, Massuchesetts
April 1, 2005

TripAdvisor, Incorporated

Consolidated Statement of Operations

Period From January 1 Through April 27 2004
Revenue	$19,724,551
Operating expenses:
Selling and marketing	9,415,007
General and administrative	649,486
Product development	1,204,257

Total operating expenses	11,268,750

Operating income	8,455,801
Interest income	6,861

Income before provision for income taxes	8,462,662
Provision for income taxes	3,415,234

Net income	$5,047,428

See accompanying notes.

TripAdvisor, Incorporated

Consolidated Statement of Cash Flows

Period From January 1 Through April 27 2004
Operating activities	$5,047,428
Net income
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax assets	(2,131,199)
Depreciation	57,667
Tax benefit from the exercise of stock options	5,619,138
Changes in current assets and liabilities:
Accounts receivable	(7,700,465)
Prepaid expenses	382,189
Accounts payable	1,106,967
Accrued expenses	(1,741,473)
Deferred rent	20,000

Net cash provided by operating activities	660,252
Investing activities
Purchases of property and equipment	(97,495)

Net cash used in investing activities	(97,495)
Financing activities
Proceeds from exercise of common stock options	246,516

Net cash provided by financing activities	246,516

Net increase in cash and cash equivalents	809,273
Cash and cash equivalents at beginning of year	5,038,112

Cash and cash equivalents at end of year	$5,847,385

Supplemental disclosure of cash flow information
Cash paid for income taxes	$1,190,000

Supplemental disclosure of noncash financing activities
Accretion of Series C convertible preferred stock dividends	$28,049

See accompanying notes.

TripAdvisor, Incorporated

Notes to Consolidated Financial Statements

Period From January 1 Through April 27, 2004

1.    Organization

        TripAdvisor, Incorporated provides a comprehensive Internet search engine for travel and vacation information primarily to visitors to www.tripadvisor.com and also to portals, travel sites and travel service providers. TripAdvisor, Incorporated was incorporated as TripResearch.com, Incorporated on February 14, 2000 in Delaware and changed its name to TripAdvisor, Incorporated on August 22, 2000. In January 2003, TripAdvisor, Incorporated formed Consumer Electronics HQ, Inc., which subsequently changed its name to Digital Advisor in February, 2005, as a wholly owned subsidiary of TripAdvisor, Incorporated (collectively, the Company). The subsidiary provides a comprehensive Internet search engine for digital camera information and reviews primarily to visitors to www.digitalcamera-hq.com.

        On April 27, 2004, all outstanding capital stock of TripAdvisor, Incorporated was acquired by InterActiveCorp.

        The Company's customer base consists principally of companies located in the United States of America.

        The Company is subject to the risks associated with emerging, technology-oriented companies with a limited operating history, including continued market acceptance of the Company's product, competition, the ability to continue to successfully market its current product, and the continued ability to manage and fund the Company's future operations.

2.    Summary of Significant Accounting Policies

        The accompanying consolidated financial statements reflect the application of certain accounting policies, as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Principles of Consolidation

        The consolidated financial statements include the accounts of TripAdvisor, Incorporated and its wholly owned subsidiary, CEHQ. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid instruments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. Cash and cash equivalents at April 27, 2004 consist of cash on hand and amounts invested in a money market account.

Depreciation

        The Company provides for depreciation using an accelerated method by charges to operations in amounts that allocate the cost of the related assets over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life
Computer equipment	3 years
Furniture and fixtures	5 years

        Repair and maintenance costs are expensed as incurred.

Revenue Recognition

        Substantially, all revenues are derived from click-through fees charged for click-throughs from the Company's Web site to the applicable customer's Web site. The Company recognizes revenues, in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, as click-throughs are made to the customer's Web site, provided that there is persuasive evidence of an arrangement, which is typically a signed sales insertion order, the fee is fixed or determinable, no obligations of the Company remain at the end of a period, and collection of the resulting receivable is probable. The Company's arrangements do not provide for any rights of refund.

Research and Content Development Expenses

        The Company has expensed all research and development and content development costs as incurred. For the period ended April 27, 2004, research and development expenses and content development expenses totaled $744,077 and $460,180, respectively. Such costs are included within product development on the Consolidated Statement of Operations.

Web Site Development Costs

        All significant costs incurred associated with the Company's Web site were related to operating, developing, and maintaining of the Web site and, in accordance with Emerging Issues Task Force (EITF) Issue No. 00-2, Accounting for Website Development Costs, these are operating costs and are expensed as incurred.

Marketing Expense

        Marketing expense includes advertising and promotional expenditures in accordance with Statement of Position (SOP) No. 93-7, Reporting on Advertising Costs. Advertising expenditures are charged to operations as incurred, as they do not meet the direct-response criteria required for capitalization. Total advertising and promotional costs were approximately $8,966,943 for the period from January 1 through April 27, 2004.

Comprehensive Income

        Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions, other events and circumstances from nonowner sources. The Company's comprehensive income is equal to net income for all periods presented.

Concentration of Credit Risk and Off-Balance-Sheet Risk

        The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other hedging arrangements. Financial instruments that potentially subject the Company to concentration of credit risks are principally cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents with financial institutions with highly rated credit. Concentrated credit risk with respect to accounts receivable is limited to large creditworthy customers. The Company typically does not require collateral. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any specific industry or geographic area. Due to these factors, no additional credit risk beyond amounts provided for collection losses, which the Company re-evaluates on a monthly basis based on a specific review of the accounts receivable agings and the period that any receivables are beyond the standard payment terms, is believed by management to be probable in the Company's accounts receivable. As of April 27, 2004, one customer accounted for approximately 75% of accounts receivable. As of April 27, 2004, no other customers accounted for more than 10% of accounts receivable. Three customers accounted for approximately 60%, 14%, and 13% of revenues for the period from January 1 through April 27, 2004. For the period from January 1 through April 27, 2004, no other customers accounted for more than 10% of revenue.

Concentration of Suppliers

        During the period from January 1 through April 27, 2004, the Company utilized numerous vendors for its Web site advertising and click-throughs to the Company's Web site. Three such vendors comprised 33%, 30%, and 17% of total advertising expenses incurred throughout the period.

Accounting for Stock-Based Compensation

        Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants granted to employees to be included in the statement of operations or, alternatively, disclosed in the notes to consolidated financial statements. The Company accounts for stock-based compensation of employees under the intrinsic value-method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and has elected the disclosure-only alternative under SFAS No. 123. In January 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, which provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 was effective for the Company for the year ended December 31,

2002. The Company has determined that it will continue to account for stock-based compensation for employees under APB No. 25 and elect the disclosure-only alternative under SFAS No. 123 and provide the enhanced disclosures as required by SFAS No. 148. At April 27, 2004, the Company had one stock-based employee compensation plan, which is more fully described in Note 4. No stock-based compensation cost is reflected in net income for the period from January 1 through April 27, 2004, respectively, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation based on the utilization of the Black-Scholes option-pricing model with the following assumptions:

Period From January 1 Through April 27 2004
Risk-free interest rates	2.79—3.12
Expected dividend yield	—
Expected life	5 years
Expected volatility	—
Weighted-average fair value of options granted at exercise prices equal to the market value of the underlying common stock	$.24
Weighted-average fair value of options granted at exercise prices greater than the market value of the underlying common stock	N/A
Weighted-average fair value of restricted stock grants	N/A
Weighted-average remaining contractual life of options granted	9.86 years

Period From January 1 Through April 27 2004
Net income, as reported	$5,047,428
Deduct total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	38,527

Pro forma net income	$5,008,901

        The effects on the pro forma net income for the period from January 1 through April 27, 2004 of expensing the estimated fair value of stock options are not necessarily representative of the effects on reporting the results of operations for future years.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123, Accounting for Stock-Based Compensation(SFAS 123) and which supersedes APB No. 25. SFAS No. 123R requires the determination of the fair value of all share-based payments to employees, including grants of employee stock options, and the recognition of the related expense over the period in which the service is received. SFAS No. 123R is effective for public companies for the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123, will no longer be an alternative to financial statement recognition. Subsequent to the acquisition of TripAdvisor by InterActiveCorp, TripAdvisor will no longer grant its own stock options, rather options may be granted by InterActiveCorp only. Therefore, the impact of SFAS No. 123R on future periods will be evaluated on a consolidated basis.

3.    Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and income tax basis of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        The components of the provision for income taxes consist of the following:

Period From January 1 Through April 27 2004
Current:
Federal	$4,271,934
State	1,274,499

5,546,433
Deferred:
Federal	(1,640,613)
State	(490,586)

(2,131,199)

$3,415,234

        A reconciliation of total income tax expense to the amount computed by applying the statutory federal income tax rate to earnings from continuing operations before income taxes is shown as follows:

	Period from January 1 Through April 27 2004
Income tax expense at the federal statutory rate	$2,961,932	35.0%
State income taxes, net of effect of federal tax benefit	522,865	6.2%
Other	(69,563)	(0.8)%

Total	$3,415,234	40.4%

        As of April 27, 2004, the Company has federal and state net operating loss carryforwards of approximately $5.3 million. These losses expire in 2023 and 2008 for federal and state purposes, respectively.

        Based on the Company's profitability in recent years and the Company's income forecast for the rest of 2004, the Company has determined that it is more likely than not that it will derive full benefit of its deferred tax assets in the future. As a result, no valuation allowance was provided against these deferred tax assets as of April 27, 2004.

4.    Stockholders' Equity

Common Stock

        As of April 26, 2004, the authorized common stock of the Company consisted of 25,000,000 shares of common stock at $0.001 par value per share, of which 8,558,490 shares were issued and outstanding.

In addition, adequate amounts were reserved for the stock option awards outstanding and the for the conversion of the preferred stock.

Convertible Preferred Stock

        From the Company's inception through 2002, the Company issued 2,600,000, 2,262,193, and 2,900,000 shares of Series A, B, and C Convertible Preferred Stock, respectively, for total proceeds of $4,749,998.

Conversion

        Each share of Preferred Stock was convertible into common stock at the rate of one share of common stock for each share of Preferred Stock, adjustable for certain dilutive events. All preferred stock was converted into common stock on April 27, 2004, just prior to the acquisition of the Company.

Dividends

        In addition, the holders of Series C Preferred Stock were entitled to a cumulative dividend of 6% per share per annum of the original issuance price, out of assets legally available therefore prior and in preference to the payment of dividends to the holder of Common Stock, Series A Preferred Stock and Series B Preferred Stock. Such 6% dividends accrue and are cumulative, whether or not declared. To date, no dividends have been declared. The Company accrued $28,049 of dividends during the period from January 1 through April 27, 2004 on the Series C Preferred Stock, which have been recorded as a reduction to retained earnings. Total accrued dividends on Series C Preferred Stock as of April 27, 2004 were $183,966.

Stock Option Plan

        In 2000, the Company adopted the 2000 Stock Option and Incentive Plan (the Plan). Under the Plan, the Company may grant both incentive stock options and nonqualified stock options, as well as award or sell shares to employees, officers, directors and consultants of the Company up to a total of 3,420,000 awards. All option grants, prices, and vesting periods are determined by the Board of Directors of the Company. The fair value of the Company's common stock is also determined by the Company's Board of Directors. In the absence of a public trading market for the Company's Common Stock, the Company's Board of Directors considers objective and subjective factors in determining the fair value of the Company's common stock. At the time of option grants and other stock issuances, the Company's Board of Directors considered the liquidation preferences, dividend rights, and voting control attributable to the Company's then-outstanding convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. The Plan will terminate 10 years from the date of adoption unless terminated earlier by the Board of Directors. All options under the Plan typically vest over a period of three to four years and expire 10 years from the grant date, unless otherwise determined by the Board of Directors. In connection with the acquisition of TripAdvisor on April 27, 2004, all options under the Plan were either exercised or terminated.

	Number of Shares	Exercise Price Range	Weighted- Average Exercise Price
Outstanding at December 31, 2003	1,259,825	$0.10–$0.60	$0.20
Granted	57,500	$0.60–$2.00	$1.82
Exercised	1,125,653	$0.10–$2.00	$.23
Canceled	191,672	$0.10–$2.00	$.51

Outstanding at April 27, 2004	—	—	—
Exercisable at April 27, 2004	—	—	—

5.    Commitments

Operating Leases

        In December 2003, upon termination of the Company's previous facility lease, the Company entered into a new facility lease for its corporate headquarters under an operating lease agreement. The lease expires on February 28, 2009. The lease provides that the Company shall have the option, subject to the terms and conditions set forth in the lease, to extend the term of the lease for two renewal terms of two years each. In addition, anytime after the first 33 months of the Commencement Date of this lease, the Company may request additional office space in an amount not less than 2,500 square feet and not more than 15,000 square feet in the same building. There are no restrictions imposed by the lease agreement. The lease agreement contains a period of free rent, as well as, escalating rent payments. As a result, the Company has straight-lined the rent expense associated with this lease in accordance with SFAS No. 13, Accounting for Leases. As of April 27, 2004, the Company has recorded rent expense in excess of actual cash payments of $60,000 under this lease agreement.

        Future minimum lease payments are as follows:

Years Ending:
2004	$162,136
2005	243,204
2006	253,874
2007	256,008
2008	266,668
Thereafter	44,800

$1,226,690

        Rent expense, which is included in general and administrative expenses, for the period from January 1 through April 27, 2004, was approximately $80,801.

Litigation

        From time to time, the Company may be a party to routine litigation and proceedings in the ordinary course of business. The Company is not aware of any current or pending litigation to which the Company is or may be a party that the Company believes could materially adversely affect its consolidated results of operations or consolidated financial condition.

6.    401(k) Plan

        In October 2000, the Company adopted the TripAdvisor, Incorporated 401(k) Plan (the 401(k) Plan). The 401(k) Plan covers all employees of the Company who have met certain defined requirements. Under the terms of the 401(k) Plan, the employees may elect to make tax-deferred contributions. In addition, the Company may match employee contributions, as determined by the Board of Directors, and may make a discretionary contribution to the 401(k) Plan. No matching contributions or discretionary contributions were made by the Company during the period.

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TripAdvisor, Incorporated Consolidated Financial Statements Period From January 1 Through April 27, 2004
Contents
Report of Independent Registered Public Accounting Firm
TripAdvisor, Incorporated Consolidated Statement of Operations
TripAdvisor, Incorporated Consolidated Statement of Cash Flows
TripAdvisor, Incorporated Notes to Consolidated Financial Statements Period From January 1 Through April 27, 2004